

December 28, 2012

Via e-mail
Andreas Michalopoulos
Chief Financial Officer
Diana Shipping, Inc.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece

> **Re: Diana Shipping, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2011**
> **Filed April 20, 2012**
> **File No. 001-32458**

Dear Mr. Michalopoulos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Operating and Financial Review and Prospects, page 49

Charter-Free Market Value of Certain Vessels, page 55

1. We note from your disclosure that the aggregate carrying value of 15 of the vessels in your fleet as of December 31, 2011 exceeded their aggregate charter-free market value by approximately $442 million. In order to present a balanced disclosure that highlights not just the potential impairment but also the trend of vessel values, please expand your disclosure with respect to the charter-free basic market values of your vessels to present and discuss such values on a comparative basis. In your response, please provide us with the disclosure you would have added to your 2011 Report on Form 20-F had you presented such values on a comparative basis in that Report.

Critical Accounting Policies, page 57

Impairment of Long-lived Assets, page 59

2. We note from your disclosure that projected net operating cash flows used in your impairment analysis utilizes an estimated daily time charter equivalent for the unfixed days based on the most recent ten-year blended average historical one-year time charter rates available for each type of vessel.   Please revise to disclose the ten-year blended average historical one-year time charter rates used in your impairment analysis.

3. We note that results of your impairment analysis are highly sensitive to variances in the time charter rates and fleet effective utilization. You also indicate that you prepared a sensitivity analysis by assigning possible alternative values to these two significant inputs. In this regard, please revise your disclosures to present the sensitivity analysis you performed.   In addition, please tell us and disclose the charter rate that would require you to recognize an impairment charge, assuming all other factors remained constant.

4. Since your impairment analysis is highly sensitive to variances in the time charter rates and fleet effective utilization, please also disclose, in tabular form by vessel class, the 1-year, 3-year, and 5-year blended rates and the effect the use of each of these rates would have on your impairment analysis.

Tabular Disclosure of Contractual Obligations, page 69

5. Based on your disclosures in the last sentence of footnote 1 to the table, we note that you do not include projected interest payments on your long-term debt obligations. In this regard, please expand the table or revise footnote 1 to disclose the amount of scheduled interest payments on your long-term debt obligations. When you determine the appropriate methodology to estimate the interest payments, discuss your methodology and significant assumptions in a footnote to the table.

Financial Statements

Note 2. Significant Accounting Policies and Recent Accounting Pronouncements, page F-12

(p) Property and Equipment, page F-15

6. Please tell us and expand your disclosure to include a discussion of your basis for depreciating the building over a 55-year depreciable life.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly Singleton at 202-551-3328 or Juan Migone, Review Accountant, at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief